Exhibit 99.1

Press Release

Annual General Meeting of April 30, 2025

•	Approval of the financial statements for the fiscal year 2024
•	Distribution of a cash dividend of €3.92 per share, with payment as of May 14, 2025
•	Board composition: renewal of four Directors and ratification of the cooptation of Jean-Paul Kress

Paris, April 30, 2025. The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2025, under the chairmanship of Frédéric Oudéa. All resolutions submitted to the vote were adopted by the shareholders.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2024 and decided on the distribution of an ordinary annual dividend of €3.92 per share. The payment of the dividend will be made on May 14, 2025.

The General Meeting also renewed Carole Ferrand, Barbara Lavernos, Emile Voest and Antoine Yver as Directors, and ratified the cooptation of Jean-Paul Kress.

The Board of Directors is now composed of 16 Directors, including two directors representing employees. It has an independence rate of 78% and a gender diversity rate of 43%. It also has 8 directors of foreign nationality, i.e. a rate of 50%.

On the proposal of the Appointments, Governance and CSR Committee, the Board of Directors has appointed Clotilde Delbos, independent Director, as Chairwoman of the Compensation Committee.

The voting results and the videocast of the Annual General Meeting are available here.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Léa Ubaldi | +33 (0)6 30 19 66 46 | lea.ubaldi@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

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